Texas New York Washington, DC Connecticut Dubai Kazakhstan London	William S. Anderson Partner 713.221.1122 Office 713.437.5370 Fax will.anderson@bgllp.com Bracewell & Giuliani LLP 711 Louisiana Street Suite 2300 Houston, Texas 77002-2770

November 27, 2007

By E-mail and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Celeste M. Murphy

Re:	Luby’s Inc.
Preliminary Proxy Statement filed November 13, 2007
File No. 001-08308

Ladies and Gentlemen:

On behalf of Luby’s, Inc. (the “Company”), we are writing this letter in reference to our telephone conversation on November 26, 2007 with Celeste M. Murphy of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the Company’s preliminary proxy statement (the “Proxy Statement”) filed on November 13, 2007 relating to the Annual Meeting of Shareholders of the Company to be held on January 15, 2008 (the “Annual Meeting”). The Staff has asked for additional information concerning the Company’s compliance with the requirements of Rule 14a-13(a)(3).

Reasonable Reliance on Proxy Solicitor for Making Nominee Holder Inquiry

On August 9, 2007, the Company retained MacKenzie Partners, Inc. (the “Proxy Solicitor”) as the Company’s proxy solicitor and advisor for its proxy solicitation relating to the Annual Meeting. The Company understands that the Proxy Solicitor is one of the country’s leading proxy solicitation firms and is highly experienced in compliance with the SEC’s proxy rules. The Company’s engagement letter with the Proxy Solicitor provides that it will perform customary services for the Company, including distribution of solicitation materials to the Company’s shareholders. Accordingly, the Proxy Solicitor was responsible for making the inquiry required by Rule 14a-13(a)(1) (the “Nominee Holder Inquiry”).

The Company prepared a detailed Corporate Calendar (the “Calendar”) setting forth relevant dates and deadlines relating to its preparations for the Annual Meeting. Among other things, the Calendar set forth an actual date deadline for making the Nominee Holder Inquiry and also clearly stated that the inquiry must be made at least 20 business days prior to the record date for the Annual Meeting. The Calendar was reviewed by the Company’s general counsel and outside counsel.

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November 27, 2007

On or before October 18, 2007, the Company delivered the Calendar to representatives of the Proxy Solicitor, including its Chief Executive Officer. Accordingly, the Proxy Solicitor was made aware of the 20 business day requirement for making the Nominee Holder Inquiry required by Rule 14a-13(a)(1) with sufficient time to make the necessary inquiry in accordance with Rule 14a-13(a)(3). The Proxy Solicitor did not, however, make the required inquiry until November 6, 2007. We understand that the Proxy Solicitor made the inquiry on such date based on its understanding that Rule 14a-13(a)(3)(iii) would permit the inquiry to be made 10 days in advance of the record date in accordance with Section 402.5 of the Listed Company Manual (the “Manual”) of the New York Stock Exchange (“NYSE”), which requires such inquiry to be made at least 10 days in advance of the record date. The Company also delivered a Notification of Record and Stockholders’ Meeting Dates to the NYSE on November 6, 2007, as required by Section 401.02 of the Manual. Pursuant to Section 402.03 of the Manual, this notice was published in the NYSE’s Weekly Bulletin on November 6, 2007.

The Company first became aware that the Proxy Solicitor had not made the Nominee Holder Inquiry at least 20 business days prior to the record date when we made inquiries of the Proxy Solicitor upon our receipt of the Staff’s letter to the Company, dated November 15, 2007.

The Company believes that it acted reasonably in relying on Proxy Solicitor and its other outside advisors in ensuring compliance with Rule 14a-13(a)(3). The Company prepared a Calendar ensuring compliance with the Rule and believed that the Proxy Solicitor would take all necessary actions to comply with Rule 14a-13(a)(3).

No Prejudice to Nominee Holders

The Company believes that none of the nominee holders has been prejudiced by the shortened notice period. As discussed above, on November 6, 2007, the Proxy Solicitor sent a notice of the record date and an inquiry regarding the number of copies of proxy and other soliciting material and annual reports necessary to supply beneficial owners to Broadridge Financial Solutions, Inc. (“Broadridge”), an outsourcing provider that serves and distributes such materials to most brokers, banks and other record holders. On that same date, the Proxy Solicitor also distributed the notice and inquiry to banks, brokers and certain other record holders who are not served by Broadridge.

Through our discussions with the Proxy Solicitor, we understand that the only information obtained as a result of the Nominee Holder Inquiry required by Rule 14a-13(a)(1) is the number of accounts and number of shares maintained with the various nominees holders so that sufficient proxy materials may be printed and provided to the nominee holders. The Proxy Solicitor has advised us that such information can typically be obtained in as little as several days under the current system of centralized, electronic maintenance of shareholder records (and in fact, Broadridge routinely requires their participants to respond within three days).

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November 27, 2007

The Proxy Solicitor has confirmed that 100% of the nominee holders were notified of the record date and the Annual Meeting date. The Proxy Solicitor has also received responses from Broadridge and other nominee holders concerning the number of copies of proxy and other soliciting material and annual reports necessary to supply beneficial owners. The Company is fully committed to providing sufficient copies of its Annual Report and proxy solicitation materials to the nominee holders for distribution to all beneficial owners whose shares are held in the name of such nominee holders. Under the current circumstance, we cannot imagine a reason why it would be necessary or otherwise helpful to reset the record date and make a new inquiry of nominee holders given that all of the information that would come from such inquiry has already been obtained.

No Prejudice to Ramius Capital Group, L.L.C.

The Company does not believe that Ramius Capital Group, L.L.C. (“Ramius”) has been prejudiced by the shortened inquiry period. The Company has provided Ramius with shareholder lists as of October 31, 2007, to enable Ramius to begin communicating directly with the Company’s shareholders. In addition, the Company has made available to Ramius the following information concerning the Company’s shareholders as of the record date: (i) a complete list of the Company’s record holders certified by its transfer agent; (ii) a listing from Depository Trust Company reflecting the positions of banks, brokers and certain other holders in the Company’s common stock; and (iii) a list of non-objecting beneficial owners, or “NOBOs” (i.e., beneficial owners that hold shares through nominees who have not objected to having their names and addresses supplied to the Company). In addition, the Company will also make available to Ramius the information obtained from the Company’s inquiry of nominee holders pursuant to Rule 14a-13(a)(1). Accordingly, the Company believes that Ramius has available to it all relevant information relating to the Company’s shareholders and stands equally with the Company with respect to the ability to distribute proxy materials to and otherwise effectively communicate with all such shareholders.

Changing Record Date

The Company would strongly prefer to maintain a record date of November 16, 2007, and an Annual Meeting Date of January 15, 2008. However, if requested by the Staff, the Company will reset the record date and will recommence the inquiry required by Rule 14a-13(a)(1) in accordance with the 20 business day requirement in Rule 14a-13(a)(3). If requested, the Company anticipates that it would reset the record date to December 27, 2007. In order to avoid confusion among the Company’s shareholders who have already been notified of the Annual Meeting date, the Company expects that the Annual Meeting would continue to be held on January 15, 2008. (The Company also believes that a change in the Annual Meeting date would likely be characterized publicly by Ramius as an attempt by the Company to unnecessarily delay the annual meeting so as to entrench current management and disenfranchise shareholders of

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their right to elect directors.) Resetting the record date in this manner will result in only 18 days between the record date and the meeting date. Although this shortened time period is permissible under Delaware law and the rules of the NYSE, it will significantly reduce the time that the Company and Ramius can solicit proxies and distribute solicitation materials to record date shareholders. Accordingly, the Company believes that it would be in the best interests of its shareholders, including Ramius, to maintain the previously established record date so as to enable the distribution of the Company’s proxy materials as far in advance of the Annual Meeting as possible so that shareholders will be provided an adequate opportunity to review the proposals contained therein, taking into account the impact of the holiday schedule on mailing logistics and the ability of shareholders to respond to such materials.

Requested Relief

The Company believes that it has demonstrated the “good cause” necessary to rely on Rule 14a-13(a)(3)(iii). As discussed above, the Company relied on its proxy solicitor for compliance with the rule and neither the nominee holders nor Ramius have been prejudiced by the shortened inquiry period. In fact, maintaining the previously established record date will benefit shareholders as they will have additional time to review the proxy materials of both the Company and Ramius and adequate opportunity to deliver a proxy or cast a vote at the Annual Meeting. The Company’s proxy materials otherwise have been finalized, and the Company is ready to commence the process of printing and mailing the proxy statement and annual report this week. Accordingly, the Company respectfully requests that the Staff permit the Company to maintain its current record date of November 16, 2007. Alternatively, the Company requests that the Staff permit the Company to reset the record date in a manner that allows it to rely on 14a-13(a)(3)(iii) to use the shortened 10 day period required by the NYSE for performing the Nominee Holder Inquiry.

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Please do not hesitate to call me at (713) 221-1122 if you have any questions or would like further information regarding any of the foregoing. Thank you for your consideration.

Very truly yours,

Bracewell & Giuliani LLP

/s/ William S. Anderson
William S. Anderson